

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004965

February 15, 2005

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary
AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301

Act: 1934
Section:
Rule: 14A-8
Public Availability: 02/15/2005

Re: AutoNation, Inc.

Dear Mr. Ferrando:

This is in regard to your letter dated February 14, 2005 concerning the shareholder proposal submitted by the Amalgamated Bank LongView Collective Investment Fund for inclusion in AutoNation's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that AutoNation therefore withdraws its January 11, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.



Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Cornish F. Hitchcock
Attorney at Law
5301 Wisconsin Avenue, N.W., Suite 350
Washington, DC 20015-2015



35 0 6 98



Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

January 11, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by Amalgamated Bank LongView Collective Investment Fund for Inclusion in the 2005 Proxy Materials of AutoNation, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), AutoNation Inc., a Delaware corporation (the "Company"), requests confirmation that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the shareholder proposal and supporting statement (the "Proposal") submitted by Amalgamated Bank LongView Collective Investment Fund ("Proponent") from the Company's proxy statement and form of proxy for its 2005 annual meeting of shareholders (collectively, the "Proxy Materials").

The Company expects to file definitive copies of its Proxy Materials with the Commission on or about April 1, 2005, more than 80 days after the date of this letter. Enclosed are six (6) copies each of:

1) The Proposal, dated December 11, 2004, attached hereto as Exhibit A; and

2) This letter.

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter and all exhibits hereto, is notifying Proponent of its intention to omit the Proposal from the Proxy Materials.

Background

On December 11, 2004, the Company received a stockholder proposal from the Proponent (the "Proposal"). The Proposal states:

> "RESOLVED: The shareholders of AutoNation, Inc. ("AutoNation" or the "Company") urge the Board of Directors to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:
>
> - employed by AutoNation or one of its affiliates in an executive capacity;
>
> - an employee or owner of a firm that is a paid adviser or consultant to AutoNation or one of its affiliates;
>
> - employed by a significant AutoNation customer or supplier;
>
> - a party to a personal services contract with AutoNation or an affiliate thereof, as well as with AutoNation's Chair, CEO or other executive officer;
>
> - an employee, officer or director of a foundation, university or other non-profit organization receiving significant grants or endowments from AutoNation or one of its affiliates;
>
> - a relative of an executive of AutoNation or one of its affiliates;
>
> - part of an interlocking directorate in which AutoNation's CEO or another executive officer serves on the board of another corporation that employs the director."

The Company already has implemented the Proposal. On October 28, 2003, the Board adopted a policy (the "Policy") requiring that the Board shall be comprised of a substantial majority of directors who qualify as "independent" under the listing standards of The New York Stock Exchange and under a comprehensive independence standard adopted by the Board (the "Company Independence Standard"). The Board adopted the Policy in the good faith exercise of its fiduciary duties in accordance with applicable Delaware corporate law. The Policy, which has not been revoked or changed in any manner since adoption, is set forth in the

AutoNation, Inc. Corporate Governance Guidelines, a copy of which is available on the Company's corporate website at corp.AutoNation.com. A copy of the Policy (including the Company Independence Standard) is also set forth as Exhibit B to this letter.

The Proposal May Properly Be Omitted Under Rule 14a-8(i)(10) as Substantially Implemented by a Board Independence Policy Adopted by the Company's Board of Directors.

The Company already has implemented the Proposal by its adoption of the Policy in 2003. It is well settled that Rule 14a-8(i)(10) under the Exchange Act permits exclusion of a proposal from proxy materials on the basis of substantial implementation when an issuer has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by a shareholder proponent and the issuer's actions. *Exchange Act Release No. 20091* (August 16, 1983). See *AMR Corporation* (April 17, 2000), *Masco Corp.* (March 29, 1999) ("Masco"), *Erie Indemnity Company* (March 15, 1999) ("Erie"), *AutoNation, Inc.* (March 5, 2003; request for reconsideration denied on March 20, 2003) ("AutoNation I") and *AutoNation, Inc.* (February 10, 2004; request for reconsideration denied on April 1, 2004) ("AutoNation II"), in which the Division concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed and there was not perfect word-for-word correspondence to the proposal. In the instant case, the Policy clearly implements the substance and essential objective of the Proposal – specifically, to require that a substantial majority of the Company's directors are independent.

In Masco, the Division permitted the omission of a proposal that expressly sought to define a standard for the qualifications of "outside directors," because the Masco board adopted a standard that was similar (although not identical) to the standard set forth in the proposal. This is exactly the case here.

In fact, the Company Independence Standard is more comprehensive and specific than the definition of "Independent Director" contained in the Proposal (the "Proponent Independence Standard"). The Company Independence Standard addresses each of the seven criteria set forth in the Proponent Independence Standard, with additional terms intended to make the Company Independence Standard clear and workable. For example, the Proponent Independence Standard includes the qualification "significant" in the third and fifth criteria. The Company Independence Standard, on the other hand, sets forth specific dollar and percentage-of-revenue or assets thresholds to define what would be deemed significant in these same contexts. Additionally, the Company Independence Standard addresses relationships that are not covered by the Proponent Independence Standard (such as a

director's affiliation with a bank to which the Company is indebted, or payments by the Company or its subsidiaries to a director's immediate family member). In the Company's view, the Policy sets forth an independence standard that addresses each of the criteria in the standard set forth in the Proposal, but is even more clear and comprehensive than such standard.

The Company's contention that a policy can implement the substance and essential objective of a proposal even without perfect word-for-word correspondence is supported by the Proposal itself and the supporting statement. The second-to-last paragraph of the supporting statement asserts that the standard of independence set forth in the Proposal "is that recommended by the Council of Institutional Investors" ("CII"). Cornish F. Hitchcock, Esq., the Proponent's representative, forwarded to the undersigned a copy of CII's independence standard (the "CII Independence Standard"), which is set forth as Exhibit C to this letter and is available online at www.cii.org/dcwascii/web.nsf/doc/council_indepdirectdef.cm. It is important to note that the CII Independence Standard is not the exact same standard set forth in the Proposal. In fact, the CII Independence Standard differs from the Proponent Independence Standard in the same ways that the Company Independence Standard differs from the Proponent Independence Standard. Namely, the CII Independence Standard sets forth specific dollar and percentage-of-revenue or assets thresholds to define what would be deemed significant in various contexts. Additionally, the CII Independence Standard addresses relationships that are not covered by the Proponent Independence Standard (such as a director's affiliation with a bank to which the Company is indebted, or payments by the Company or its subsidiaries to a director's immediate family member). Despite the foregoing differences between the Proponent Independence Standard and the CII Independence Standard, the Proposal and its supporting statement clearly characterize the two standards as being the same ("the standard of independence that we propose *is that* recommended by the Council of Institutional Investors"; emphasis added). It simply cannot follow that the Company Independence Standard is not substantially similar to, or does not substantially implement, the Proponent Independence Standard.

The Proposal May Properly Be Omitted Under Rule 14a-8(i)(3) Because the Supporting Statement for the Proposal is Materially False and Misleading.

Rule 14a-8(i)(3) under the Exchange Act allows the omission of a proposal if it or its supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The supporting statement for the Proposal states, without factual foundation, that the Company's board fails to meet the Proponent Independence Standard. However, two of the directors identified in the supporting statement as not being "Independent Directors" within the meaning of the Proponent Independence Standard, Messrs. William C.

Crowley and Edward S. Lampert, do in fact satisfy each term of such standard and clearly count as "Independent Directors." [1]

It appears that the Proponent has improperly designated Messrs. Crowley and Lampert as failing the third prong of the Proponent Independence Standard (being "employed by a significant AutoNation customer or supplier") due to their relationships with AutoZone, Inc. ("AutoZone"), with whom the Company has certain immaterial commercial relationships as disclosed in the Company's 2004 proxy statement. Although Mr. Lampert is a director of AutoZone, neither of Messrs. Crowley or Lampert is an employee of AutoZone. As such, neither of Messrs. Crowley or Lampert fails to satisfy the third prong of the Proponent Independence Standard or any of the other six prongs of such standard. The supporting statement is materially false and misleading in asserting that Messrs. Crowley and Lampert do not satisfy the definition of "Independent Director" and the Proposal should be omitted in accordance with Rule 14a-8(i)(3). Even if the Proposal cannot be omitted on the grounds that the supporting statement is materially false and misleading, the Proponent should be required to correct the false and misleading statements in the supporting statement.

Conclusion

The Policy clearly substantially implements the Proposal by requiring that a substantial majority of the Company's directors must be "independent" within the meaning of the Company Independence Standard. Although it is not an exact word-for-word match, the Company Independence Standard accomplishes the same objective as the Proponent Independence Standard and in fact sets forth a more clear and comprehensive independence definition. The instant case is clearly analogous to and consistent with Masco, Erie, AutoNation I and AutoNation II wherein the Division granted relief on grounds of Rule 14a-8(i)(10) in regards to shareholder proposals where the substance and essential objective of such proposals were directly addressed by the adoption of policies by the issuer, even where the policies did not correspond word-for-word with the proposals. Further, by stating that the Proponent Independence Standard is the same as that recommended by the Council of Institutional Investors, the Proponent itself admits that similar standards in effect achieve the same objective and word-for-word correspondence is not necessary. For the foregoing reasons, the Company intends to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

---

[1] It should be noted that, with Messrs. Crowley and Lampert constituting "Independent Directors" under the Proposal for the reasons discussed in the following paragraph, six of eight directors of the Company – or three-quarters of the Company's Board members – are independent within the definition in the Proposal. This level of Board independence exceeds the standard set forth in the Proposal.

Additionally, the supporting statement for the Proposal is materially false and misleading for the reasons discussed above and should be omitted pursuant to Rule 14a-8(i)(3) or the Proponent should be required to correct the false and misleading statements in the supporting statement.

Based on the foregoing analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal for the reasons discussed above. Because the Company believes that the Policy may be excluded for the reasons discussed above, the Company has determined not to elaborate further in this letter on additional bases for exclusion or modification of the Proposal. However, if the Division disagrees with the Company's positions in this letter or desires any additional information in support or explanation of its positions, the Company respectfully requests that it be permitted to confer with the Division before it issues its response to this letter. The Company stands ready to provide other Rule 14a-8(i) bases for exclusion or modification of the Proposal, including providing to the Division any required opinion of counsel.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,



Jonathan P. Ferrando
Senior Vice President,
General Counsel and Secretary

Attachments

cc: Amalgamated Bank LongView Collective
Investment Fund, c/o Cornish F. Hitchcock, Esq.

Exhibit A

COPY OF THE PROPOSAL

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960
E-MAIL: CONH@MCTIGUELAW.COM

11 December 2004

Mr. Jonathan P. Ferrando
Senior Vice President, General Counsel
and Corporate Secretary
AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, Florida 33301



By UPS

Re: Shareholder proposal for 2005 annual meeting

Dear Mr. Ferrando:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that AutoNation plans to circulate to shareholders in anticipation of the 2005 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and seeks to increase the level of board independence.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $3 billion. Created by the Amalgamated Bank in 1992, the Fund has beneficially owned more than $2000 worth of AutoNation common stock for more than a year. A letter from the Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2005 annual meeting, which a representative is prepared to attend. A letter from the Bank will follow under separate cover.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

RESOLVED: The shareholders of AutoNation, Inc.("AutoNation" or the "Company") urge the Board of Directors to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:

– employed by AutoNation or one of its affiliates in an executive capacity;

– an employee or owner of a firm that is a paid adviser or consultant to AutoNation or one of its affiliates;

– employed by a significant AutoNation customer or supplier;

– a party to a personal services contract with AutoNation or an affiliate thereof, as well as with AutoNation's Chair, CEO or other executive officer;

– an employee, officer or director of a foundation, university or other non-profit organization receiving significant grants or endowments from AutoNation or one of its affiliates;

– a relative of an executive of AutoNation or one of its affiliates;

– part of an interlocking directorate in which AutoNation's CEO or another executive officer serves on the board of another corporation that employs the director.

SUPPORTING STATEMENT

This proposal seeks to establish a level of independence that we believe will promote clear and objective decision-making in the best long-term interest of all shareholders.

AutoNation has a eight-person board that fails to meet the proposed two-thirds standard: It includes one insider (Chairman/CEO Mike Jackson) and three directors who have business relationships with the Company (Messrs. Burdick, Crowley and Lampert).

Although all transactions involving the outside directors may have occurred at arms' length, we do not believe that the current structure is in the best interest of the public investors who own a majority of the outstanding shares. In our view, the best time to provide for diverse perspective and independent governance is sooner, rather than later.

We believe that a board with a substantial and clear majority of independent directors – and all independent audit, compensation and nominating committees –

constitute an essential component of effective corporate governance. An independent board can best represent all shareholders and inspire shareholder confidence in the quality and impartiality of its decision-making processes and the decisions themselves, as well as avoid the appearance of conflicts of interest.

The standard of independence that we propose is that recommended by the Council of Institutional Investors, an organization of large pension funds that has been a leading advocate of corporate governance reform.

We urge you to vote FOR this resolution.

Exhibit B

COPY OF THE COMPANY POLICY
(INCLUDING THE COMPANY INDEPENDENCE STANDARD)

Excerpt from AutoNation, Inc. Corporate Governance Guidelines

Substantial Majority of Independent Directors

The Board shall be comprised of a substantial majority of Directors who qualify as "independent" directors (the "***Independent Directors***") under the listing standards of The New York Stock Exchange (the "***NYSE***"). However the Board is willing to have one or two members of management serve as Directors of the Company. To be considered independent under the NYSE listing standards, the Board must determine that a Director has no material relationship with the Company. The determinations will be made by the Board, with the assistance of the Corporate Governance Committee, annually and disclosed in the Company's annual proxy statement. To assist the Board in determining whether a Director is independent, the Board has established the following independence standards:

(a) A Director who is an employee, or whose immediate family member (as defined by NYSE rules) is an executive officer, of the Company is not independent until three years after the end of such employment relationship (provided, that prior service as an interim executive Chairman or Chief Executive Officer of the Company shall not be deemed to be employment for these purposes).

(b) A Director who receives, or whose immediate family member receives, more than $100,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $100,000 per year in such compensation (provided, that the following compensation shall not be considered for these purposes: (i) compensation received by a Director for former service as an interim Chairman or Chief Executive Officer of the Company and (ii) compensation received by a Director's immediate family member for service to the Company as a non-executive employee).

(c) A Director who is affiliated with or employed by, or whose immediate family member is affiliated with or employed in a professional capacity by, the Company's present or former internal or external auditor is not independent until three years after the end of the affiliation or the employment or auditing relationship.

(d) A Director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not independent until three years after the end of such service or the employment relationship.

(e) The following relationships (including commercial, industrial, banking, consulting, legal, and other business relationships and charitable relationships) will not be considered to be material relationships that would impair a Director's independence: (i) if a Director is presently affiliated with (including by serving as a director, general partner or executive officer of, or holding a greater than 10% equity ownership) or employed by, or whose immediate family member is presently an executive officer of, a company or entity that made payments to, or received payments from, the Company for property or services in an amount which, in each of the prior three single fiscal years, was less than the greater of $1,000,000 and two percent (2%) of the consolidated annual gross revenue of the company or entity; (ii) if a Director is presently affiliated with (including by serving as a director, general partner or executive officer of, or holding a greater than 10% equity ownership) or employed by, or whose immediate family member is presently an executive officer of, a bank or other company or entity that is indebted to the Company, or to which the Company is indebted, and the total amount of the debt is less than two percent (2%) of the total consolidated assets of such bank, company or entity; and (iii) if a Director is presently affiliated with (including by serving as a director, officer or trustee of) or employed by, or whose immediate family member is presently an officer, director or trustee of, a charitable organization to which the Company made charitable contributions which, in each of the prior three single fiscal years, were less than the greater of $1,000,000 and two percent (2%) of such charitable organization's consolidated gross revenue. For purposes of clarification, the look-back periods in this subsection do not apply to payments made to or received by a company or entity with which a Director or a Director's immediate family member is no longer affiliated.

(f) For relationships not covered by or meeting the standards set forth in subsection (e) above, the determination of whether the relationship is material or not, and therefore whether the Director is independent or not, shall be made by the Board, with the assistance of the Corporate Governance Committee, based on the relevant facts and circumstances. This could include a determination that, based on the relevant facts and circumstances, a director relationship exceeding the thresholds set forth in subsection (e) above is not material. If such a determination is made, it will be disclosed in the Company's annual proxy statement.

(g) The Company will not make any personal loans to Directors or executive officers.

Exhibit C

COPY OF THE COUNCIL OF INSTITUTIONAL INVESTORS INDEPENDENCE STANDARD

NOTE: Press Ctrl-P (PC) or Command-P (Mac) to print Close

COUNCIL *of* INSTITUTIONAL INVESTORS

Independent Director Definition

Members of the Council of Institutional Investors believe that the promulgation of a narrowly drawn definition of an independent director (coupled with a policy specifying that at least two-thirds of board members and all members of the audit, compensation and nominating committees should meet this standard) is in the corporation's and all shareholders' ongoing financial interest because:

- independence is critical to a properly functioning board,

- certain clearly definable relationships pose a threat to a director's unqualified independence in a sufficient number of cases that they warrant advance identification,

- the effect of a conflict of interest on an individual director is likely to be almost impossible to detect, either by shareholders or other board members, and,

- while an across-the-board application of any definition to a large number of people will inevitably miscategorize a few of them, this risk is sufficiently small that it is far outweighed by the significant benefits.

Thus, the members of the Council approved the following basic definition of an independent director:

an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman, CEO or any other executive officer is his or her directorship.

Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The members of the Council recognize that independent directors do not invariably share a single set of qualities that are not shared by non-independent directors. Consequently no clear rule can unerringly describe and distinguish independent directors. However, the independence of the director depends on all relationships the director has, including relationships between directors, that may compromise the director's objectivity and loyalty to shareholders. It is the obligation of the directors to consider all relevant facts and circumstances, to determine whether a director is to be considered independent.

The notes that follow are supplied to give added clarity and guidance in interpreting the specified relationships.

A director will not be considered independent if he or she:

(a) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by the corporation or employed by or a director of an affiliate;

An "affiliate" relationship is established if one entity either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote more than 20 percent of the equity interest in another, unless some other person, either alone or pursuant to an arrangement with one or more other persons, owns or has the power to vote a greater percentage of the equity interest. For these purposes, equal joint venture partners and general partners meet the definition of an affiliate, and officers and employees of equal joint venture enterprises and general partners are considered affiliated. A subsidiary is an affiliate if it is at least 20 percent owned by the corporation.

Affiliates include predecessor companies. A "predecessor" of the corporation is an entity that within the last 5 years represented more than 50 percent of the corporation's sales or assets when such predecessor became part of the corporation.

"Relatives" include spouses, parents, children, step-children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, aunts, uncles, nieces, nephews and first cousins, and anyone sharing the director's home.

(b) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee, director or owner of a firm that is one of the corporation's or its affiliate's paid advisers or consultants or that receives revenue of

at least $50,000 for being a paid adviser or consultant to an executive officer of the corporation;

NOTES: Advisers or consultants include, but are not limited to, law firms, auditors, accountants, insurance companies and commercial/investment banks. For purposes of this definition, an individual serving "of counsel" to a firm will be considered an employee of that firm.

The term "executive officer" includes the chief executive, operating, financial, legal and accounting officers of a company. This includes the president, treasurer, secretary, controller and any vice-president who is in charge of a principal business unit, division or function (such as sales, administration or finance) or performs a major policymaking function for the corporation.

(c) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, employed by or has had a 5 percent or greater ownership interest in a third-party that provides payments to or receives payments from the corporation which account for 1 percent of the third-party's or 1 percent of the corporation's consolidated gross revenues in any single fiscal year, or if the third-party is a debtor or creditor of the corporation, the amount owed exceeds 1 percent of the corporation's or the third party's assets. Ownership means beneficial or record ownership, not custodial ownership.

(d) has, or in the past 5 years has had, or whose relative has paid or received more than $50,000 in the past 5 years under, a personal contract with the corporation, an executive officer or any affiliate of the corporation;

NOTES: Council members believe that even small personal contracts, no matter how formulated, can threaten a director's complete independence. This includes any arrangement under which the director borrows or lends money to the corporation at rates better (for the director) than those available to normal customers -- even if no other services from the director are specified in connection with this relationship.

(e) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, an employee or director of a foundation, university or other non-profit organization that receives significant grants or endowments from the corporation or one of its affiliates or has been a direct beneficiary of any donations to such an organization;

NOTES: A "significant grant or endowment" is the lesser of $100,000 or 1 percent of total annual donations received by the organization.

(f) is, or in the past 5 years has been, or whose relative is, or in the past 5 years has been, part of an interlocking directorate in which the CEO or other employee of the corporation serves on the board of a third-party entity (for-profit or not-for-profit) employing the director;

(g) has a relative who is, or in the past 5 years has been, an employee, a director or a 5 percent or greater owner of a third-party entity that is a significant competitor of the corporation

or

(h) is a party to a voting trust, agreement or proxy giving his/her decision making power as a director to management except to the extent there is a fully disclosed and narrow voting arrangement such as those which are customary between venture capitalists and management regarding the venture capitalists' board seats.

The foregoing describes relationships between directors and the corporation. The Council also believes that it is important to discuss relationships between directors on the same board which may threaten either director's independence. A director's objectivity as to the best interests of the shareholders is of utmost importance and connections between directors outside the corporation may threaten such objectivity and promote inappropriate voting blocks. As a result, directors must evaluate all of their relationships with each other to determine whether the director is deemed independent. The board of directors shall investigate and evaluate such relationships using the care, skill, prudence, and diligence that a prudent person acting in a like capacity would use.

Approved 3/25/04

1730 Rhode Island Avenue, NW, Suite 512, Washington DC 20036
Tel: 202.822.0800 FAX: 202.822.0801

Copyright © 2002 Council of Institutional Investors. All rights reserved.

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2015
(202) 364-1050 • FAX: 364-9960

E-MAIL: CFHITCHCOCK@YAHOO.COM

9 February 2005

Mr. Jonathan P. Ferrando
Senior Vice President, General
Counsel and Secretary
AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301

Re: Shareholder proposal from Amalgamated Bank
LongView Collective Investment Fund

Dear Mr. Ferrando:

I have your letter of 11 January 2005 to the Securities & Exchange Commission seeking no-action relief in connection with the LongView Fund's proposal. The Fund has considered further the points made in your letter and our earlier conversation. Though obviously the Fund would dispute the legal arguments set forth in your letter, the Fund has decided to withdraw the proposal, and I am so advising you of that decision.

We will be sending a copy of this letter to the SEC, as I understand that your request is still pending.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Cornish F. Hitchcock

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
5301 WISCONSIN AVENUE, N.W., SUITE 350
WASHINGTON, D.C. 20015-2022
(202) 364-1050 • FAX: 364-9960
E-MAIL: CFHITCHCOCK@YAHOO.COM

FAX TRANSMISSION

9 February 2005

To: Office of the Chief Counsel
At: SEC Division of Corporation Finance
Fax: 942-9525

cc: Jonathan P. Ferrando
Auto Nation, Inc.

Re: Request for no-action relief from AutoNation, Inc. dated 11 January 2005 re shareholder resolution from Amalgamated Bank LongView Collective Investment Fund

We are sending 7pages, including this cover sheet. If there are any questions, call Con Hitchcock at the number shown above. Original will not follow by mail/UPS.

Dear Counsel:

Enclosed please find letters from the LongView Fund to AutoNation withdrawing the shareholder proposal that is the subject of AutoNation's letter.

Please do not hesitate to contact me if I can provide further information.

Very truly yours,

Cornish F. Hitchcock

AutoNation®

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary

AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

February 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: *Shareholder Proposal Submitted by Amalgamated Bank LongView Collective Investment Fund for Inclusion in the 2005 Proxy Materials of AutoNation, Inc.*

Ladies and Gentlemen:

Reference is made to that certain letter, dated January 11, 2005 (the "January 11 Letter"), of AutoNation Inc., a Delaware corporation (the "Company"), requesting that the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the shareholder proposal and supporting statement (the "Proposal") submitted by Amalgamated Bank LongView Collective Investment Fund ("Proponent") from the Company's proxy statement and form of proxy for its 2005 annual meeting of shareholders (collectively, the "Proxy Materials"). A copy of the January 11 Letter, not including the attachments thereto, is attached for your reference.

Reference is also made to the letters of Cornish F. Hitchcock, Esq., dated February 9, 2005, on behalf of the Proponent (collectively, the "Proponent's February Letters") advising the Commission and the Company of the decision of the Proponent to withdraw the Proposal. Copies of these letters are also attached for your reference.

In reliance upon the Proponent's February Letters, the Company hereby withdraws its request set forth in the January 11 Letter. In addition, this letter shall serve as notice of the Company's intention not to include the Proposal in the Proxy Materials.

If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,



Jonathan P. Ferrando
Senior Vice President,
General Counsel and Secretary

Attachments

cc: Amalgamated Bank LongView Collective
Investment Fund, c/o Cornish F. Hitchcock, Esq.

Heather Maples
Securities and Exchange Commission

AutoNation

Jonathan P. Ferrando
Senior Vice President,
General Counsel & Secretary



AutoNation, Inc.
110 SE 6th Street
Fort Lauderdale, FL 33301
(954) 769-7224
(954) 769-6340 fax
www.AutoNation.com

January 11, 2005



Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Shareholder Proposal Submitted by Amalgamated Bank LongView Collective Investment Fund for Inclusion in the 2005 Proxy Materials of AutoNation, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), AutoNation Inc., a Delaware corporation (the "Company"), requests confirmation that the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the shareholder proposal and supporting statement (the "Proposal") submitted by Amalgamated Bank LongView Collective Investment Fund ("Proponent") from the Company's proxy statement and form of proxy for its 2005 annual meeting of shareholders (collectively, the "Proxy Materials").

The Company expects to file definitive copies of its Proxy Materials with the Commission on or about April 1, 2005, more than 80 days after the date of this letter. Enclosed are six (6) copies each of:

1) The Proposal, dated December 11, 2004, attached hereto as Exhibit A; and

2) This letter.

Pursuant to Rule 14a-8(j)(1), the Company, by copy of this letter and all exhibits hereto, is notifying Proponent of its intention to omit the Proposal from the Proxy Materials.

Background

On December 11, 2004, the Company received a stockholder proposal from the Proponent (the "Proposal"). The Proposal states:

> "RESOLVED: The shareholders of AutoNation, Inc. ("AutoNation" or the "Company") urge the Board of Directors to adopt a policy of nominating independent directors who, if elected by the shareholders, would constitute two-thirds of the Board. For purposes of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:
>
> - employed by AutoNation or one of its affiliates in an executive capacity;
>
> - an employee or owner of a firm that is a paid adviser or consultant to AutoNation or one of its affiliates;
>
> - employed by a significant AutoNation customer or supplier;
>
> - a party to a personal services contract with AutoNation or an affiliate thereof, as well as with AutoNation's Chair, CEO or other executive officer;
>
> - an employee, officer or director of a foundation, university or other non-profit organization receiving significant grants or endowments from AutoNation or one of its affiliates;
>
> - a relative of an executive of AutoNation or one of its affiliates;
>
> - part of an interlocking directorate in which AutoNation's CEO or another executive officer serves on the board of another corporation that employs the director."

The Company already has implemented the Proposal. On October 28, 2003, the Board adopted a policy (the "Policy") requiring that the Board shall be comprised of a substantial majority of directors who qualify as "independent" under the listing standards of The New York Stock Exchange and under a comprehensive independence standard adopted by the Board (the "Company Independence Standard"). The Board adopted the Policy in the good faith exercise of its fiduciary duties in accordance with applicable Delaware corporate law. The Policy, which has not been revoked or changed in any manner since adoption, is set forth in the

AutoNation, Inc. Corporate Governance Guidelines, a copy of which is available on the Company's corporate website at corp.AutoNation.com. A copy of the Policy (including the Company Independence Standard) is also set forth as Exhibit B to this letter.

The Proposal May Properly Be Omitted Under Rule 14a-8(i)(10) as Substantially Implemented by a Board Independence Policy Adopted by the Company's Board of Directors.

The Company already has implemented the Proposal by its adoption of the Policy in 2003. It is well settled that Rule 14a-8(i)(10) under the Exchange Act permits exclusion of a proposal from proxy materials on the basis of substantial implementation when an issuer has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by a shareholder proponent and the issuer's actions. *Exchange Act Release No. 20091* (August 16, 1983). See *AMR Corporation* (April 17, 2000), *Masco Corp.* (March 29, 1999) ("Masco"), *Erie Indemnity Company* (March 15, 1999) ("Erie"), *AutoNation, Inc.* (March 5, 2003; request for reconsideration denied on March 20, 2003) ("AutoNation I") and *AutoNation, Inc.* (February 10, 2004; request for reconsideration denied on April 1, 2004) ("AutoNation II"), in which the Division concurred that an issuer may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed and there was not perfect word-for-word correspondence to the proposal. In the instant case, the Policy clearly implements the substance and essential objective of the Proposal – specifically, to require that a substantial majority of the Company's directors are independent.

In Masco, the Division permitted the omission of a proposal that expressly sought to define a standard for the qualifications of "outside directors," because the Masco board adopted a standard that was similar (although not identical) to the standard set forth in the proposal. This is exactly the case here.

In fact, the Company Independence Standard is more comprehensive and specific than the definition of "Independent Director" contained in the Proposal (the "Proponent Independence Standard"). The Company Independence Standard addresses each of the seven criteria set forth in the Proponent Independence Standard, with additional terms intended to make the Company Independence Standard clear and workable. For example, the Proponent Independence Standard includes the qualification "significant" in the third and fifth criteria. The Company Independence Standard, on the other hand, sets forth specific dollar and percentage-of-revenue or assets thresholds to define what would be deemed significant in these same contexts. Additionally, the Company Independence Standard addresses relationships that are not covered by the Proponent Independence Standard (such as a

director's affiliation with a bank to which the Company is indebted, or payments by the Company or its subsidiaries to a director's immediate family member). In the Company's view, the Policy sets forth an independence standard that addresses each of the criteria in the standard set forth in the Proposal, but is even more clear and comprehensive than such standard.

The Company's contention that a policy can implement the substance and essential objective of a proposal even without perfect word-for-word correspondence is supported by the Proposal itself and the supporting statement. The second-to-last paragraph of the supporting statement asserts that the standard of independence set forth in the Proposal "is that recommended by the Council of Institutional Investors" ("CII"). Cornish F. Hitchcock, Esq., the Proponent's representative, forwarded to the undersigned a copy of CII's independence standard (the "CII Independence Standard"), which is set forth as Exhibit C to this letter and is available online at www.cii.org/dcwascii/web.nsf/doc/council_indepdirectdef.cm. It is important to note that the CII Independence Standard is not the exact same standard set forth in the Proposal. In fact, the CII Independence Standard differs from the Proponent Independence Standard in the same ways that the Company Independence Standard differs from the Proponent Independence Standard. Namely, the CII Independence Standard sets forth specific dollar and percentage-of-revenue or assets thresholds to define what would be deemed significant in various contexts. Additionally, the CII Independence Standard addresses relationships that are not covered by the Proponent Independence Standard (such as a director's affiliation with a bank to which the Company is indebted, or payments by the Company or its subsidiaries to a director's immediate family member). Despite the foregoing differences between the Proponent Independence Standard and the CII Independence Standard, the Proposal and its supporting statement clearly characterize the two standards as being the same ("the standard of independence that we propose *is that* recommended by the Council of Institutional Investors"; emphasis added). It simply cannot follow that the Company Independence Standard is not substantially similar to, or does not substantially implement, the Proponent Independence Standard.

The Proposal May Properly Be Omitted Under Rule 14a-8(i)(3) Because the Supporting Statement for the Proposal is Materially False and Misleading.

Rule 14a-8(i)(3) under the Exchange Act allows the omission of a proposal if it or its supporting statement is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The supporting statement for the Proposal states, without factual foundation, that the Company's board fails to meet the Proponent Independence Standard. However, two of the directors identified in the supporting statement as not being "Independent Directors" within the meaning of the Proponent Independence Standard, Messrs. William C.

Crowley and Edward S. Lampert, do in fact satisfy each term of such standard and clearly count as "Independent Directors." [1]

It appears that the Proponent has improperly designated Messrs. Crowley and Lampert as failing the third prong of the Proponent Independence Standard (being "employed by a significant AutoNation customer or supplier") due to their relationships with AutoZone, Inc. ("AutoZone"), with whom the Company has certain immaterial commercial relationships as disclosed in the Company's 2004 proxy statement. Although Mr. Lampert is a director of AutoZone, neither of Messrs. Crowley or Lampert is an employee of AutoZone. As such, neither of Messrs. Crowley or Lampert fails to satisfy the third prong of the Proponent Independence Standard or any of the other six prongs of such standard. The supporting statement is materially false and misleading in asserting that Messrs. Crowley and Lampert do not satisfy the definition of "Independent Director" and the Proposal should be omitted in accordance with Rule 14a-8(i)(3). Even if the Proposal cannot be omitted on the grounds that the supporting statement is materially false and misleading, the Proponent should be required to correct the false and misleading statements in the supporting statement.

Conclusion

The Policy clearly substantially implements the Proposal by requiring that a substantial majority of the Company's directors must be "independent" within the meaning of the Company Independence Standard. Although it is not an exact word-for-word match, the Company Independence Standard accomplishes the same objective as the Proponent Independence Standard and in fact sets forth a more clear and comprehensive independence definition. The instant case is clearly analogous to and consistent with Masco, Erie, AutoNation I and AutoNation II wherein the Division granted relief on grounds of Rule 14a-8(i)(10) in regards to shareholder proposals where the substance and essential objective of such proposals were directly addressed by the adoption of policies by the issuer, even where the policies did not correspond word-for-word with the proposals. Further, by stating that the Proponent Independence Standard is the same as that recommended by the Council of Institutional Investors, the Proponent itself admits that similar standards in effect achieve the same objective and word-for-word correspondence is not necessary. For the foregoing reasons, the Company intends to omit the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

---

[1] It should be noted that, with Messrs. Crowley and Lampert constituting "Independent Directors" under the Proposal for the reasons discussed in the following paragraph, six of eight directors of the Company – or three-quarters of the Company's Board members – are independent within the definition in the Proposal. This level of Board independence exceeds the standard set forth in the Proposal.

Additionally, the supporting statement for the Proposal is materially false and misleading for the reasons discussed above and should be omitted pursuant to Rule 14a-8(i)(3) or the Proponent should be required to correct the false and misleading statements in the supporting statement.

Based on the foregoing analysis, we respectfully request that the Division issue a letter indicating that it will not recommend enforcement action to the Commission if the Company omits the Proposal for the reasons discussed above. Because the Company believes that the Policy may be excluded for the reasons discussed above, the Company has determined not to elaborate further in this letter on additional bases for exclusion or modification of the Proposal. However, if the Division disagrees with the Company's positions in this letter or desires any additional information in support or explanation of its positions, the Company respectfully requests that it be permitted to confer with the Division before it issues its response to this letter. The Company stands ready to provide other Rule 14a-8(i) bases for exclusion or modification of the Proposal, including providing to the Division any required opinion of counsel.

Thank you for your consideration of our request. If you have any questions, please do not hesitate to contact me at (954) 769-7224.

Sincerely,



Jonathan P. Ferrando
Senior Vice President,
General Counsel and Secretary

Attachments

cc: Amalgamated Bank LongView Collective Investment Fund, c/o Cornish F. Hitchcock, Esq.



Gordon E. Devens
Vice President,
Associate General Counsel
110 S.E. 6th Street, 20th Floor
Fort Lauderdale, Florida 33301
Phone: (954) 769-7226
Fax: (954) 769-3865

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TO: Heather Maples

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